April 7, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Kathryn Jacobson and Robert Littlepage

Re:	Glimpse Group, Inc.
Form 10-K for the Year ended June 30, 2021
Filed September 28, 2021
Form 10-Q for the Quarter Ended December 31, 2021
Filed February 14, 2022
File No. 001-40556

Dear Kathryn Jacobson and Robert Littlepage:

Please find below a further response to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 24, 2022, relating to the Form 10-K filed September 28, 2021 and the Form 10-Q filed February 14, 2022, by Glimpse Group, Inc. (the “Company” or “Glimpse Group”).

The Company’s response to the Staff’s comment is below. For your convenience, the Staff’s comment contained in the comment letter has been restated.

Form 10-Q for the Quarter Ended December 31, 2021

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 27

4.	We note your adjustment for public company expenses in the reconciliation of net loss to Adjusted EBITDA (loss) for the three and six months ended December 31, 2021 and 2020. Please clarify whether this adjustment covers transaction expenses related to your initial public offering.

If not, to the extent that public company expenses reflect “additional headcount to build infrastructure and support the operations of a public company (i.e., public company directors & officers liability insurance, investor relation and public listing fees, additional legal and accounting fees, and additional independent board members)” as described under the General and Administrative section, please remove the related adjustment. An adjustment for these expenses, which relate to normal recurring transactions of a public company, results in a tailored recognition and measurement method for a financial statement line item (general and administrative expenses). Refer to Q&A 100.04 of the C&DI on Non-GAAP Financial Measures.

Response:

As a clarification to the Company’s initial response to Item 4 in the letter dated March 29, 2022, commencing with the expected May 16, 2022 filing of our Q3 FY ‘22 financials and going forward, we will remove the adjustment for public company expenses in our reconciliation of net loss to Adjusted EBITDA (loss). We may address public company expenses in the MD&A/Operating Expenses section of our financial reports (and exclude from Non-GAAP Financial Measures)

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Darrin M. Ocasio of Sichenzia Ross Ference LLP, at (212) 930-9700.

Sincerely,

/s/ Maydan Rothblum
Maydan Rothblum
Chief Financial Officer